UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

CIT Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125591108
(CUSIP Number of Class of Securities)

Stuart Alderoty
Executive Vice President, General Counsel and Secretary

 CIT Group Inc.

11 West 42nd Street

New York, New York 10036

(212) 461-5200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with a copy to:

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,750,000,000	$318,725

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2,750,000,000 in value of shares of the Common Stock, par value $0.01 per share, of CIT Group Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by CIT Group Inc., a Delaware corporation (“CIT” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $2,750,000,000 of shares of its common stock, par value $0.01 per share (the “Shares”), at a per Share price not greater than $48.00 and not less than $43.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a)        The name of the issuer is CIT Group Inc. The address of the Company’s principal executive offices is 11 West 42nd Street, New York, New York 10036. The Company’s telephone number is (212) 461-5200.

(b)        This Schedule TO relates to the Shares of CIT, which are listed and traded on the New York Stock Exchange under the symbol “CIT”. As of April 25, 2017, there were 202,735,681 issued and outstanding Shares (and 10,271,588.6317 Shares reserved for issuance upon exercise of stock options and vesting of restricted stock units and performance stock units). The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c)        The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a)        CIT Group Inc. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Aggregate Purchase Price for Shares; Priority of Purchase; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b)        The information set forth in the section of the Offer to Purchase titled “Introduction,” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)        The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a)        The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)        The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)        The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 15 (“Fees and Expenses; Dealer Managers; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a)        Not applicable.

(b)        Not applicable.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c)        The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 27, 2017.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by the Company on April 27, 2017.
(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (One Year Vesting) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 9, 2010).
(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 9, 2010).
(d)(3)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).
(d)(4)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).
(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 1, 2013).
(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 1, 2013).
(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (incorporated by reference to Exhibit 10.30 to Form 10-K filed February 20, 2015).
(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-K filed February 20, 2015).
(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).
(d)(10)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (Executives with Employment Agreements) (2014) (incorporated by reference to Exhibit 10.33 to Form 10-K filed February 20, 2015).
(d)(11)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (incorporated by reference to Exhibit 10.30 to Form 10-Q filed August 5, 2015).
(d)(12)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-Q filed August 5, 2015).
(d)(13)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.32 to Form 10-Q filed August 5, 2015).
(d)(14)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.33 to Form 10-Q filed August 5, 2015).
(d)(15)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.34 to Form 10-Q filed August 5, 2015).
(d)(16)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 5, 2015).
(d)(17)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance

Exhibit Number	Description
Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 5, 2015).
(d)(18)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-Q filed August 5, 2015).
(d)(19)	Offer Letter, dated October 27, 2015, between CIT Group Inc. and Ellen R. Alemany, including Attached Exhibits (incorporated by reference to Exhibit 10.39 to Form 10-Q filed November 13, 2015).
(d)(20)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 16, 2017).
(d)(21)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 16, 2017).
(d)(22)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10.38 to Form 10-K filed March 16, 2017).
(d)(23)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.39 to Form 10-K filed March 16, 2017).
(d)(24)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (Executives with Employment Agreements) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.40 to Form 10-K filed March 16, 2017).
(d)(25)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10.41 to Form 10-K filed March 16, 2017).
(d)(26)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.43 to Form 10-K filed March 16, 2017).

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIT GROUP INC.

By:	/s/ Ellen R. Alemany
Name:	Ellen R. Alemany
Title:	Chairwoman and Chief Executive Officer

Date: April 27, 2017

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 27, 2017.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(5)(A)	Press Release issued by the Company on April 27, 2017.
(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (One Year Vesting) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 9, 2010).
(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 9, 2010).
(d)(3)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).
(d)(4)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).
(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 1, 2013).
(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 1, 2013).
(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (incorporated by reference to Exhibit 10.30 to Form 10-K filed February 20, 2015).
(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-K filed February 20, 2015).
(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).
(d)(10)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (Executives with Employment Agreements) (2014) (incorporated by reference to Exhibit 10.33 to Form 10-K filed February 20, 2015).
(d)(11)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (incorporated by reference to Exhibit 10.30 to Form 10-Q filed August 5, 2015).
(d)(12)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-Q filed August 5, 2015).
(d)(13)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.32 to Form 10-Q filed August 5, 2015).
(d)(14)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.33 to Form 10-Q filed August 5, 2015).
(d)(15)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.34 to Form 10-Q filed August 5, 2015).
(d)(16)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 5, 2015).
(d)(17)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance

Exhibit Number	Description
Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 5, 2015).
(d)(18)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-Q filed August 5, 2015).
(d)(19)	Offer Letter, dated October 27, 2015, between CIT Group Inc. and Ellen R. Alemany, including Attached Exhibits (incorporated by reference to Exhibit 10.39 to Form 10-Q filed November 13, 2015).
(d)(20)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 16, 2017).
(d)(21)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 16, 2017).
(d)(22)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10.38 to Form 10-K filed March 16, 2017).
(d)(23)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.39 to Form 10-K filed March 16, 2017).
(d)(24)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (Executives with Employment Agreements) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.40 to Form 10-K filed March 16, 2017).
(d)(25)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10.41 to Form 10-K filed March 16, 2017).
(d)(26)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.43 to Form 10-K filed March 16, 2017).